Exhibit 99.2

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech To Acquire Revenue Generating Ecommerce Business

January 8th, 2019 – Vancouver, British Columbia - Toronto, ON – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE: N29) is pleased to announce that it has entered into an agreement to acquire AR Ecommerce, LLC (“AR Ecommerce”) in consideration for two million common shares of NexTech. AR Ecommerce is a leading eCommerce business which generated approximately $2,650,000 (USD) in revenue (unaudited) and $275,000 (USD) in EBITDA for 2018 (unaudited) for the period from January 1st 2018-December 31st 2018. AR Ecommerce has been in business since 2011 and has served hundreds of thousands of customers over the years. This acquisition brings in house a substantial eCommerce business which NexTech plans on using as a showcase for its augmented reality (AR) and artificial intelligence (AI) technology stack as well as a foundation for additional strategic acquisitions.

This acquisition will:

●	Build a strong financial base for our business with key eCommerce partners already in place like Amazon, PayPal, eBay, and established relationships with large well-known brands like Miele, Dyson, and Electrolux.

●	Accelerate the launch of existing and exciting new AR and AI technologies.

●	Advance and significantly enhance our knowledge of the AR customer journey through analyzing real time data from our xAPI analytics already installed on site.

●	Enable the fast integration of a broad range of AR and AI capabilities onto the site creating a one of a kind eCommerce AR/AI showcase for consumers and prospects.

“This strategic acquisition allows us to jump ahead of the pack in the AR eCommerce space and provides a solid foundation of assets for NexTech to leverage into additional eCommerce acquisitions, comments Evan Gappelberg CEO of NexTech. He continues, “If we can buy eCommerce companies and increase the velocity of sales with the integration of our AR and AI technology, then we see that as a very big win and an exciting business opportunity. With this acquisition we’re not just offering AR as a technology to others but using it ourselves to create the most robust AR/AI technology stack available in the market today”.

The company is seeing very positive early results from integration of its web enabled AR with just one product. These results include:

●	The first ARitized product on site generated 1 months worth of sales ($5,000) in just 1 week.

●	Overall dwell time on page for the ARitized product increased 30% over a 4 week span.

●	Before AR the average visitor to that product page was worth around $20.

●	After the integration of the NexTech AR eCommerce solution the value per visitor jumped all the way to $43.06.

Over the next few weeks NexTech will be launching 10 more AR products onto the site. Next month the company expects to advance its eCommerce capabilities as it integrates IBM Watson’s Machine Learning into the site. Owning its own eCommerce site allows the company to test and integrate new technologies creating additional value for its eCommerce business, its AR platform and shareholders.

Reuben Tozman, COO of NexTech comments “What’s incredibly exciting here is that we’re not even close to optimizing the experience for the VCM business and it’s already having a significant impact on sales and dwell times. It’s our strong belief that nobody is better to provide solutions for the eComm industry than eComm business owners who know how to get results!”

Paul Duffy, President of NexTech comments “our AR, AI and predictive Analytics provide a unique force-multiplier for eCommerce optimization. With initial efforts validating the up-tick in conversions, we are excited to steer our scale from the coming adoption.”

According to Statista, global eCommerce sales in 2019 will hit over $3.4 trillion dollars with 55.3% occurring on a desktop computer and 44.7% happening on a mobile device. NexTech’s web enabled AR eCommerce solution works on every browser including Chrome, Firefox, Safari and others and on every device including desktops, laptops, iPads and all mobile phones. With a web enabled AR solution NexTech has eliminated the need to download an app which was the biggest friction point of AR adoption.

In consideration for the acquisition, NexTech has agreed to issue 1,000,000 common shares to Reuben Tozman and 1,000,000 common shares to Evan Gappelberg, both of whom are directors and officers of NexTech. As a result, the proposed acquisition of AR Ecommerce from Mr. Tozman and Mr. Gappelberg by NexTech constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). NexTech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of the transaction does not exceed 25% of NexTech’s market capitalization.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education as well as AR live streaming for events. The company has filed a patent around its AR web-enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can “go live” on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry is a $2.8 trillion-dollar marketplace and growing. NexTech has acquired its e-learning platform “edCetra” which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events. All of the companies platforms run off of one CRM which allows for its AR ecosystem to rise up. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “plans, “will, “will be”, “expects” “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding NexTech using the eCommerce business to showcase its AR and AI technology; the anticipated benefits of the acquisition to NexTech’s business, the launch of 10 AR products onto NexTech’s site; the advance of NexTech’s eCommerce capabilities after integrating IBM Watson’s Machine Learning; anticipated eCommerce sales for 2019;and the launch of added augmented reality training and education options into the Company’s platform in 2019 are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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